January 7, 2025

Brian Webster
Chief Executive Officer
Kestra Medical Technologies, Ltd.
3933 Lake Washington Blvd NE, Suite 200
Kirkland, WA 98033

       Re: Kestra Medical Technologies, Ltd.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 11, 2024
           CIK 0001877184
Dear Brian Webster:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Market Opportunity, page 4

1. We note your disclosure here and elsewhere that "[you] estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing an approximately $14 billion total annual market opportunity outside the U.S." Please revise to explain how you estimated that there are approximately 1.8 million low LVEF indicated patients in select international markets, disclose these select international markets, and discuss the assumptions underlying the total annual market opportunity outside the U.S. Please also revise to clarify, if true, that you do not currently have any regulatory approvals to
 January 7, 2025
Page 2

       commercialize your products outside of the U.S. We also note your statement on page
       2: "In the U.S., we estimate that approximately 850,000 cardiac patients each year may be eligible for WCD therapy, representing a $10 billion annual addressable market based on current Medicare reimbursement rates and our average WCD wear prescription lengths." Please revise to clarify why your addressable market in the U.S.
       is based on patients eligible for WCD therapy whereas your addressable international market is based on patients with low LVEF. Define the criteria you are using for determining a patient is eligible for WCD therapy and clarify whether all patients with low LVEF would be eligible for WCD therapy.
If we do not obtain international regulatory registrations, clearances, certifications or approvals for our products, we will be unable..., page 71

2. We note your disclosure that "[you] are currently pursuing a CE Mark for [y]our
       ASSURE WCD, which is the regulatory approval required to market medical devices in Europe." Please disclose whether you have submitted an application for the CE
       Mark.
Use of Proceeds, page 90

3. We note that you intend to use the net proceeds from the offering to "finance the continued commercialization of [y]our ASSURE WCD, the further build out of [y]our sales and marketing infrastructure, future clinical trials and [y]our continued product development and research and development activities, as well as for working capital and general corporate purposes." Please revise to elaborate further on each of these uses.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 100

4. Please expand your disclosure to clearly describe the extent to which the sales variance was impacted by each causal factor. See Item 303(b)(2)(iii) of Regulation S-
       K.
Results of Operations, page 101

5. We note your disclosure that "[t]he increase in gross margin was primarily due to growth in [y]our revenue due to the increased number of patients using [y]our product and improved collection efforts, as well as savings generated from volume purchases of reusable and disposable components and continued focus on manufacturing process improvements within cost of revenues." Please revise to discuss these improved collection efforts and manufacturing process improvements.
Critical Accounting Policies, page 105

6. Given the significance of your medical rental equipment asset on page F-16, please provide a policy disclosure that clearly explains the material risks that impact the valuation of this asset. Specifically, disclose whether a physical inventory count is performed, the frequency thereof, and whether such counts have ever resulted in any material adjustments to your financial statements. Given the risk factor on page 30, please describe the extent to which these assets have historically been written-off
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Page 3

       when the corresponding rental agreement is terminated -- the materiality of such losses is not clear. Also, please disclose why the estimated useful lives of these assets range from 1.5 to 7 years.
Business
Our Growth Strategies, page 117

7. We note your disclosure that "[you] are expanding [y]our commercial organization, currently comprised of approximately 130 team members, including regional sales leaders, territory managers, associate sales representatives, and clinical care specialists" and "in the future, [you] intend to strategically commercialize in select international countries" and "anticipate Western Europe to be [y]our initial focus due to favorable market dynamics." Please revise to further discuss your plans to expand internationally, including the timing for any such expansion.
8. Please disclose when the ASSURE wearable ECG was commercially launched and note the markets where it is currently being prescribed.
Our Clinical Results and Studies, page 127

9. Please revise to disclose the eligibility criteria for the subjects, and the mean age and gender breakdown of patients participating in the ACE-DETECT and ACE-CONVERT studies. Please also revise to provide additional detail regarding the ACE-
       PAS study, including whether there were any restrictions on patient eligibility, the gender breakdown of the patients, and how the false alarm rate and median daily usage figures were calculated.
Intellectual Property, page 134

10. We note your disclosure that "[you] have rights to 220 issued U.S. and foreign patents and 137 pending published and unpublished U.S. and foreign patent applications."
       Please disclose the jurisdiction of your foreign patents.
Underwriting
Reserved Shares, page 201

11. Please revise to disclose the process that prospective participants will follow to participate in the reserved shares program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.
       Disclose whether such shares will be subject to the lock-up agreement. We note the shares will be offered to "certain individuals associated with [you]," including "team members and business associates." Revise to identify with more specificity the category of persons eligible to participate in the program.
Exhibits

12. Please revise to file the Director Agreement with Ms. Ladone and the agreement with Ms. Mishan, mentioned on page 160, as exhibits pursuant to Item 601(b)(10) of
       Regulation S-K.
 January 7, 2025
Page 4

General

13. We note your disclosure regarding the WCD market and your competitive position in the market, including:
           "In our top 50 hospitals, we believe we have successfully captured approximately
           45% of the currently available prescriptions;"
           "In one study, patients with an LVEF of 30% or less were two times more likely to suffer from SCA compared to patients with an LVEF of more than
40%.
           Another study showed that the absolute risk of SCA is highest during the early period following a cardiac event, especially within the first 30 days;"
           "As a result of these features, only 6% of our patients experience a false alarm,
           compared to 46% for the competitor   s device;"
           "This rapid payor coverage adoption reflects payors    desire for a
second choice to
           the competitor product, our solution addressing an unmet need with a female-
           specific garment and the overall patient compliance benefits of the ASSURE
           WCD;"
           "The LifeVest WCD only comes in one style, intended to fit both genders, which has been reported to cause significant discomfort, especially for women given many must wear a bra over the garment;"
           "Commonly cited reasons for patients or providers failing to use the competitor device include high false alarm frequency, poor wearability and patient discomfort, a unisex-only garment, low utility data and limited connectivity with patients;" and
           "We estimate that there are approximately 2,700 hospitals in the U.S. that actively prescribe WCDs as of November 30, 2024. We further estimate that approximately 80% of U.S. WCD prescription volume is generated by approximately 30% of these hospitals."
       Please revise to provide support for these statements and the other various statements that you make regarding your competitive position and the competitiveness of your products.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Sophia Hudson, P.C.